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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 MYR GROUP INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    554053108
                                 (CUSIP Number)

                                 Byron D. Nelson
                                 MYR Group Inc.
                  1701 West Golf Road, Suite 1012, Tower Three
                      Rolling Meadows, Illinois 60008-4007
                                 (847) 290-1891
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 554053108

1   NAME OF REPORTING PERSONS/S. S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:  Charles M. Brennan III
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: Not Applicable
          a ( )      b ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  SC
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            1,390,479
8   SHARED VOTING POWER:          0
9   SOLE DISPOSITIVE POWER:       1,390,479
10  SHARED DISPOSITIVE POWER:     0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,390,479 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     21.6%
14  TYPE OF REPORTING PERSON:     IN









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          This Amendment No. 8 relates to a Statement on Schedule 13D originally filed on December 22, 1989 as amended by Amendments Nos. 1 through 7 thereto
(the "original Schedule 13D"). This Amendment supplements the original Schedule 13D and should be read in conjunction therewith.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On December 21, 1999, Brennan acquired 123,612 shares of Common Stock (the "Acquired Shares") from the Company through the exercise of options previously granted to him under the Company's 1989 Stock Option and Restricted Stock Plan, 1990 Stock Option and Restricted Stock Plan, 1992 Stock Option and Restricted Stock Plan and 1995 Stock Option and Restricted Stock Plan (collectively, the "Plans"), for an aggregate purchase price of $795,838.80, in accordance with the terms of the Plans. Brennan paid the entire amount of the purchase price of such shares by delivering to the Company his promissory note in an aggregate principal amount sufficient to cover the aggregate purchase price and related taxes (the "Note"). The principal amount of the Note is due on the earlier of (i) December 31, 2000 or (ii) the tenth day after sale of the Acquired Shares; bears interest payable at maturity, at the rate equal to 150 basis points over the 90 day LIBOR rate as quoted from time to time by Harris Trust and Savings Bank, Chicago, Illinois; and is secured by a pledge to the Company of the Acquired Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

          Brennan has acquired the shares of Common Stock reported herein for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (b) As of December 28, 1999, giving effect to the consummation of the transaction reported herein, Brennan had the sole power to vote and dispose of and beneficially owned 1,390,479 shares of Common Stock (21.6% of the class outstanding). The number of shares reported as beneficially owned by Brennan does not include 2,888 shares owned by Mary Ely Brennan Trust u/t/a dated April 3, 1986 (of which Brennan's spouse is the sole beneficiary), as to which Brennan disclaims beneficial ownership.

          (c) Since the filing of the most recent prior Amendment to the Statement on Schedule 13D, Brennan has engaged in the following transactions in shares of Common Stock:

          Shares of Common Stock
          Sold or Transferred (D)                 Type of
  Date        or Acquired (A)       Price($)      Transaction
  ----    ----------------------    --------      -----------

12/28/99        35,000 (D)             N/A         Gift

12/21/99        44,445 (A)            6.90         Exercise of stock
                                                   option

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12/21/99           66,667 (A)        4.90             - " -

12/21/99           12,500 (A)       13.00             - " -

12/17/99           10,000 (A)       20.63             Grant of restricted
                                                      stock by Issuer

12/14/99            3,800 (D)         N/A             Gift

03/22/99          319,446 (A)        2.56             Exercise of stock
                                                      option

02/17/99           20,000 (A)        N/A              Grant of restricted
                                                      stock by Issuer

12/31/98            5,000 (D)         N/A             Gift

02/18/98           25,000 (A)         N/A             Grant of restricted
                                                      stock by Issuer

12/22/97           11,000 (D)         N/A             Gift

12/15/97          364,888 (A)         N/A             Stock dividend paid
                                                      by the Issuer of two
                                                      shares for each three
                                                      shares of Common Stock

07/23/97           10,000 (A)         N/A             Grant of restricted
                                                      stock by Issuer

07/02/97            1,333 (D)         N/A             Gift

12/15/95          131,349 (A)         N/A             Stock dividend paid
                                                      by the Issuer of one
                                                      share for each three
                                                      shares of Common Stock

          (d)     Inapplicable.

          (e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          In connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 21, 1999, among the Issuer, GPU, Inc. ("Parent") and GPX Acquisition Corp. ("Offeror"), pursuant to which Offeror will make a tender offer for all of the outstanding shares of Common Stock and, subsequent to the consummation of the tender offer, Offeror will merge with and into the Issuer, with the Issuer becoming a direct wholly-owned subsidiary of Parent (the "Merger Transactions"), Parent, Offeror, Byron D. Nelson and Brennan have entered into an agreement dated as of December 21, 1999 (the "Agreement"). Pursuant to the Agreement, each of Brennan and Byron D. Nelson agrees that (a) if the Offer is consummated prior to March 23, 2000, (i) he will tender to Offeror and not withdraw all of his shares, other than Withheld Shares (consisting of 319,446 shares of Common Stock held by Brennan and 27,779 shares of Common Stock held by Mr. Nelson, as to




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which those individuals will be entitled to long-term capital gain tax treatment after March 22, 2000), pursuant to the tender offer and (ii) promptly after March 22, 2000, he will, upon Offeror's written request, sell to Offeror all of his Withheld Shares for a price equal to the tender offer price; and (b) if the tender offer is consummated on or after March 23, 2000, he will tender to Offeror and not withdraw all of his shares of Common Stock, including the Withheld Shares, pursuant to the tender offer. The Agreement also provides that neither Brennan nor Mr. Nelson will transfer his shares of Common Stock except pursuant to the Agreement. The agreement, which is Exhibit 1 to this Amendment No. 8, is incorporated herein by reference in its entirety. The Merger Transactions are described in detail in the Issuer's statement on Schedule 14D-9 dated December 29, 1999 under Item 2, which section (which is Exhibit 2 hereto) is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following exhibits are filed herewith or incorporated by reference:

          1. Agreement dated as of December 21, 1999 among GPU, Inc., GPX Acquisition Corp., Charles M. Brennan III and Byron D. Nelson (incorporated herein by reference to Exhibit (c)(2) to Schedule 14D-1 of GPU, Inc. (Commission File No. 1-6047) and GPX Acquisition Corp. filed on December 29, 1999).

          2. Item 2 in the Issuer's statement on Schedule 14D-9 dated December 29, 1999 (incorporated herein by reference, (Commission File no. 1-8325)).











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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 3, 2000



/s/ Charles M. Brennan III
--------------------------
    Charles M. Brennan III


Charles M. Brennan III Defined
Benefit Plan and Trust u/t/a
dated December 6, 1985


By: /s/ Charles M. Brennan III
   -------------------------------
   Charles M. Brennan III, Trustee


Charles M. Brennan III Trust u/t/a
dated September 13, 1979


By: /s/ Charles M. Brennan III
   -------------------------------
   Charles M. Brennan III, Trustee






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